CERTIFICATE OF QUALIFIED PERSON

Paul Gauthier
I, Paul Gauthier, P.Eng., certify that:

1.I am employed as a Senior Mining Engineer with CCE Mining, with an address of 301, 4230 Chambly St., Montreal, QC, H1X 3J7, Canada.

2.This certificate applies to the technical report titled “Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” (the “Technical Report”), prepared for Aya Gold & Silver Inc. (the “Company”), with an effective date of September 9, 2026 (the “Effective Date”).
3.I graduated from Université Laval with a Bachelor of Applied Science in Mining Engineering in 1977. I also hold a Diplôme d’études supérieures spécialisées (DESS) in Mining Engineering from the Université du Québec en Abitibi-Témiscamingue and a DESS in Engineering Management from the Université de Sherbrooke.
4.I am a Professional Engineer registered with the Ordre des ingénieurs du Québec (No. 31178).

5.I have practiced my profession continuously for over 40 years with experience in mine design, mine planning and scheduling, mining method selection, and mineral reserve estimation for underground and open pit operations, both in Canada and internationally. Previous polymetallic and base metal projects that I have worked on that have similar features to the Boumadine Project are: Cerro Los Gatos (silver, zinc and lead, Mexico), Raglan Mine (nickel and copper, Québec), and the Onaping Depth and Fraser Morgan projects (nickel and copper, Sudbury, Ontario).
6.I have read the definition of “Qualified Person” set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for those sections of the Technical Report that I am responsible for preparing.
7.I have not visited the Boumadine Project property.

8.I am responsible for Items 16.1, 16.3 to 16.10, 18.4, 21.1.2 and 21.2.1, and portions of Items 1, 25, 26 and 27 of the Technical Report.

9.I am independent of Aya Gold & Silver Inc. as independence is defined in Section 1.5 of NI 43-101.

10.I have had no previous involvement with the Boumadine Project.

11.I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: October 20, 2026

“SIGNED AND SEALED”

Paul Gauthier, P.Eng.